

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors of Tesco PLC below were allocated shares on 3 May 2005 under the Company's Executive Incentive Scheme at a price of 307.875p per share.
The Directors have chosen to extend the holding period on short term and long term shares that were available for release to receive additional enhancements which are conditional on continuous employment with the Company.

Director	Number of Shares
P A Clarke	75,870
A T Higginson	101,304
T P Leahy	180,811
T J R Mason	101,183
D T Potts	88,485

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222